HOOPS SCOUTING USA

63 Rocio Court

Palm Desert, California 92260

(760) 636-4353

November 12, 2021

Via EDGAR

Austin Pattan

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr.Pattan:

Re:	Hoops Scouting USA (the “Company”)
Registration Statement on Form S-1/A2 Filed November 12, 2021 File No. 333-260704

I am President of the Company and write this letter on behalf of the Company. At this time I respectfully apply to the Securities and Exchange Commission (the “Commission”) for consent to withdraw the acceleration request of the effective date of the Registration Statement for the Company for Tuesday, November 16, 2021 at 3:00 p.m. EDT, or as soon thereafter as practicable.

The Company requests this withdrawal of the acceleration request of the effective date of November 16, 2021 as this was a duplicate request.

Please let me know if you require any further information.

Yours truly,

HOOPS SCOUTING USA

Per: /s/ Jamie Oei

Jamie Oei

President